January 21, 2020

VIA EDGAR

Mses. Effie Simpson, Theresa Brilliant and Susan Block and Mr. John Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Charlie's Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1, Filed October 28, 2019 File No. 333-232596

Ladies and Gentlemen:

This letter is submitted on behalf of Charlie’s Holdings, Inc. (the “Company”) in response to comments of the staff of the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on October 28, 2019 as set forth in your letter dated November 8, 2019 (the “Comment Letter”), addressed to Brandon Stump, Chief Executive Officer of the Company. The Company is filing Pre-Effective Amendment No. 3 to the Registration Statement (the “S-1/A No.3”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Amended Form S-1/A filed October 28, 2019

Prospectus Summary, page 2

1.
We note your response to our prior comment 1. Please revise the last paragraph of your government regulation discussion on page 3 to specifically state the number of premarket tobacco product applications you may have to file.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has modified the disclosure in the Prospectus Summary regarding government regulation of its nicotine-based vaping products to more specifically describe the Company’s current plans with respect to the submission of premarket tobacco product applications (“PMTAs”) for products that are considered Deemed Tobacco Products after May 12, 2020. Included within the updated disclosure is a description of the services agreement between the Company and Avail Vapor, LLC (the “Services Agreement”), which Services Agreement was as disclosed in the Company’s Current Report on Form 8-K filed on December 23, 2019. The modified disclosure contained in the S-1/A No. 3 states, in part, that the Company intends to submit three PMTAs before the expiration of the grace period, at an expected aggregate expense of approximately $4.44 million.

Risk Factors, page 8

2.
Please add a specific risk factor related to the outbreak of lung injury associated with the use of e-cigarette, or vaping, products. In this regard we note that the Centers for Disease Control and Prevention has stated that the specific compound or ingredient causing lung injury are not yet known, and the only way to assure that individuals are not at risk while the investigation continues is to consider refraining from use of all e-cigarette, or vaping, products.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has added a new risk factor on page 13 of the S-1/A No.3 with the heading “There is substantial concern regarding the effect of long-term use of vaping products. Despite the recent outbreak of vaping-related lung injuries, the medical profession does not yet definitively know the cause of such injuries. Should vapor products, such as the Charlie’s Products, be determined conclusively to pose long-term health risks, including a risk of vaping-related lung injury, our business will be negatively impacted.” in response to the Staff’s comment.

General

3.
We note your response to our prior comment 3, including disclosure "that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act." Please revise to clarify whether the forum selection provision applies to actions arising under the Securities Act.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the applicable disclosure in the prospectus contained within the S-1/A No. 3 to clarify that the Company does not believe that the exclusive forum provision would apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (619) 272-7063.

Very truly yours,

/s/ Jessica R. Sudweeks
Jessica R. Sudweeks
Partner
Disclosure Law Group, a Professional Corporation

cc:	Mr. Brandon Stump Chief Executive Officer Charlie’s Holdings, Inc. Mr. David Allen Chief Financial Officer Charlie’s Holdings, Inc.